Exhibit 99.(k)(2)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

October 29, 2025

USVC Venture Capital Access Fund

140 Lakeside Avenue, Suite 100

Seattle, WA 98122

Dear Ladies and Gentlemen:

Strawberry Tree Management Company LLC (“STM”), as investment adviser to USVC Venture Capital Access Fund (the “Fund”), agrees to waive its management fees and/or reimburse the Fund’s expenses to the extent that the Fund’s total expenses (excluding (i) the management fee; (ii) organizational and offering expenses; (iii) any administrative, distribution, servicing, account opening, shareholder servicing, transfer and sub-transfer agency and sub-accounting fees, and all expenses in connection with shareholder meetings and/or proxy solicitations; (iv) all acquired fund fees and expenses and all transactional costs, including legal, structuring, audit, and brokerage commissions, associated with consummated and unconsummated acquisitions, dispositions and maintenance of investments by the Fund; (v) interest, borrowing costs and expenses (including those associated with lines of credit and credit facilities); (vi) all federal, state, local and foreign taxes; (vii) merger or reorganization expenses; and (viii) extraordinary expenses distinguished by their unusual nature or infrequency, including, without limitation, costs incurred in connection with litigation, arbitration, mediation, indemnification, government investigations, claims or proceedings, and any expenses in connection with holding and/or soliciting proxies for annual or other meetings of shareholders (“Excluded Expenses”)) exceed an annual rate of 1.00% of the average net asset value of the Fund (the “Expense Limitation”). Each quarter the Fund’s total expenses, exclusive of Excluded Expenses, shall be annualized as of the last day of the quarter, and if the annualized total expenses, exclusive of Excluded Expenses, for any quarter exceed the Expense Limitation, STM shall waive or reduce its management fee for such quarter or reimburse the Fund by an amount sufficient to reduce the annualized total expenses, exclusive of Excluded Expenses, so that such expenses do not exceed the Expense Limitation for that quarter.

This amended and restated agreement (this “Agreement”) shall commence on the date first set forth above. This Agreement shall continue in effect through at least one year from the effective date of the Fund’s registration statement on Form N-2 (file no. 333-255702). Thereafter, this Agreement shall continue in effect from year to year for successive one-year periods provided that each such continuance is specially approved by the Fund’s Board of Trustees and the Investment Adviser. The Fund’s Board of Trustees may terminate this Agreement at any time upon at least sixty (60) days’ written notice to STM, and this Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between STM and the Fund, provided, however, that this Agreement shall not terminate in the event that the Investment Advisory Agreement is terminated due to a change of control of the Adviser and a new investment advisory agreement with the Adviser becomes effective immediately upon such termination. Notwithstanding anything to the contrary, this paragraph of this Agreement shall survive any termination of this Agreement with respect to any expenses that have not been recouped by the Adviser from the Fund.

STM may recoup from the Fund any fees previously reduced or expenses previously reimbursed with respect to the Fund pursuant to this Agreement if (i) such recoupment does not cause the Fund to exceed the Expense Limitation in effect at the time of waiver/reimbursement or at the time of recoupment and (ii) the reimbursement is made within three (3) years after the time at which STM reduced the fee or incurred the expense. Subject to the terms of this Agreement, STM may elect to seek recoupment or forgo seeking recoupment at its discretion; however, upon proper request to the Fund, the Fund shall be obligated to pay STM such recoupment to the extent permitted under this Agreement.

STM agrees that it shall look only to the assets of the Fund for performance of this Agreement and for any claims for payment. No trustees, officers, employees, agents or shareholders of the Fund shall be personally liable for performance by the Fund under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling. Any amendment to this Agreement shall be in writing signed by the parties hereto. Subject to approval by STM, this Agreement may be amended by the Fund’s Board of Trustees without the approval of Fund shareholders.

Very truly yours,

Strawberry Tree Management Company LLC

By:	/s/ Huoy-Ming Yeh
Name:	Huoy-Ming Yeh
Title:	Chief Executive Officer

USVC Venture Capital Access Fund

By:	/s/ Erik Syvertsen
Name:	Erik Syvertsen
Title:	Trustee, President and Chief Executive Officer